Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                      Commission File Number: 333-51854-99


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Kansas City Southern 401(k) and Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kansas City Southern
                              427 West 12th Street
                        Kansas City, Missouri 64105-1804

                                    CONTENTS


     FINANCIAL STATEMENTS:

          Report of Independent Registered Public Accounting Firm

          Statements of Net Assets Available for Benefits as of
          December 31, 2003 and 2002

          Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002

          Notes to Financial Statements

     EXHIBIT:

          Exhibit 23 - Consent of KPMG LLP

                              KANSAS CITY SOUTHERN
                         401(K) AND PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)



                              KANSAS CITY SOUTHERN
                         401(K) AND PROFIT SHARING PLAN

                                TABLE OF CONTENTS


                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       1

Financial Statements:

     Statements of Net Assets Available for Benefits as of
        December 31, 2003 and 2002                                            2

     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2003 and 2002                        3

     Notes to Financial Statements                                            4

SUPPLEMENTAL SCHEDULE*

1    Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2003                                                 10

* Other schedules required by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Participants and Plan Administrator
Kansas City Southern 401(k) and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP



Kansas City, Missouri
May 15, 2004

                              KANSAS CITY SOUTHERN
                         401(K) AND PROFIT SHARING PLAN
                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002


                                                                                          2003                  2002
                                                                                   -------------------   -------------------
Assets:
   Cash                                                                            $      306,389               154,841
   Investments held in master trust, at fair and contract value:
      Common collective trust                                                          10,212,426            11,620,791
      Kansas City Southern common stock                                                 4,420,224             3,440,731
      Janus Capital Group common stock (formerly Stilwell Financial)                       16,212                12,912
      Mutual funds                                                                     19,161,476            15,069,323
                                                                                   -------------------   -------------------
           Total investments                                                           33,810,338            30,143,757
   Contribution receivables:
      Participant                                                                             --                    420
      Company                                                                                 --                    366
   Investment trades receivable                                                            12,478                   --
                                                                                   -------------------   -------------------
           Total assets                                                                34,129,205            30,299,384

Liabilities:

   Accrued liabilities                                                                      2,253                 2,240
   Investment trades payable                                                              197,443                   --
                                                                                   -------------------   -------------------
            Total liabilities                                                             199,696                 2,240
            Net assets available for benefits                                      $   33,929,509            30,297,144
                                                                                   ===================   ===================
See accompanying notes to financial statements.



                              KANSAS CITY SOUTHERN
                         401(K) AND PROFIT SHARING PLAN
           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2003 and 2002


                                                                                          2003                  2002
                                                                                   -------------------   -------------------
Investment income (loss):
   Interest and dividends                                                          $     656,861               626,352
   Net appreciation (depreciation) in fair value of investments                        4,762,932            (3,976,553)
                                                                                   -------------------   -------------------
         Total investment income (loss)                                                5,419,793            (3,350,201)
Contributions:
   Participant                                                                         1,438,990             1,396,606
   Company                                                                             1,093,725               781,499
   Rollovers                                                                             111,373               546,801
                                                                                   -------------------   -------------------
         Total contributions                                                           2,644,088             2,724,906
Transfer from the Plan                                                                       --               (673,767)
Benefits paid to participants                                                         (4,431,516)           (2,530,148)
                                                                                   -------------------   -------------------
         Change in net assets available for benefits                                   3,632,365            (3,829,210)
Net assets available for benefits:
   Beginning of year                                                                  30,297,144            34,126,354
                                                                                   -------------------   -------------------
   End of year                                                                     $  33,929,509            30,297,144
                                                                                   ===================   ===================
See accompanying notes to financial statements.


                              KANSAS CITY SOUTHERN
                         401(K) AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(1)  DESCRIPTION OF THE PLAN

     The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (A)  GENERAL

          The Plan is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The assets of the Plan allocable to participants who are eligible employees of the Texas Mexican Railway Company (TexMex), as well as the assets of the Plan allocable to participants who were former employees of TexMex, were transferred to the Texas Mexican Railway Company 401(k) and Profit Sharing Plan effective as of October 1, 2002.

     (B)  ELIGIBILITY

          All employees of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (collectively, the Company), who are not included in a unit of employees covered by a collective bargaining agreement, are eligible to participate in the Plan beginning on either January 1, April 1, July 1, or October 1 coincident with or immediately following the first day of employment.

          Participants  in the former  Kansas  City  Southern  Industries,  Inc.
          401(k) Plan and the former Kansas City Southern Industries, Inc. Profit Sharing Plan who were employees of the Company on January 1, 2001 continue to be participants in the Plan.

     (C)  CONTRIBUTIONS

          Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed an individual annual maximum contribution of $12,000 in 2003.

          The  Company  will   contribute   for  each   participant  a  matching
          contribution equal to 100% of each participant's contribution up to 5% of the participant's eligible compensation.

          The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2003 or 2002.

     (D)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan earnings. Allocations are based on account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (E)  VESTING

          Participants are always fully vested in their own contributions plus actual earnings thereon.

          Company contributions vest according to the following schedule:

                                                     PERCENT
              YEARS OF SERVICE                       VESTED
          -----------------------------------   ------------------
          Less than 2                                   --%
          2                                             20
          3                                             40
          4                                             60
          5 or more                                    100


          In the event of termination of the Plan or upon a change of control of the Company (as defined by the plan agreement), all participants shall become fully vested.

     (F)  INVESTMENT OPTIONS

          Upon   enrollment   in  the  Plan,   participants   may  direct  their
          contributions and any Company matching contributions into any of the various funds offered by the Plan.

          Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

     (G)  BENEFITS

          Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59 1/2.

          Distributions are made on a quarterly basis throughout the Plan year. Balances not exceeding $5,000 will be paid as soon as administratively practicable following the participant's separation from services, but in no event later than the 60th day following the close of the Plan year. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the Plan year in which the participant attains the age of 70 1/2.

     (H)  PLAN TERMINATION

          Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

     (I)  PLAN EXPENSES

          Substantially all expenses of the Plan are paid by the Company.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     (B)  INVESTMENTS

          The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

          The assets held in the common  collective  trust (Invesco Stable Value
          Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

     (C)  FORFEITURES

          Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs.
          Allocated forfeitures were $3,148 and $11,720 for the Plan years ended, December 31, 2003 and 2002, respectively.

     (D)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

     (E)  RECLASSIFICATIONS

          Certain prior year amounts have been reclassified to conform with the current year presentation.

(3)  ASSETS HELD IN MASTER TRUST

     All assets of the Plan are held in a master trust and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by the trustee based on the fair value of the investments.



     The net assets of the master trust available for all participating plans at December 31 are as follows:

                                                                                   2003                  2002
                                                                            -------------------   -------------------
Cash                                                                        $       306,389               154,841
Investments held in master trust, at fair and contract value:
     Money market                                                                12,633,616            12,898,502
     Kansas City Southern common stock                                           16,915,702             8,250,596
     Janus Capital Group common stock
        (formerly Stilwell Financial)                                            20,504,510            11,115,896
     Mutual funds                                                                27,656,101            36,610,027
                                                                            -------------------   -------------------
                 Total investments                                               78,016,318            69,029,862
                                                                            -------------------   -------------------
Employee contributions receivable                                                       --                    420
Employer contributions receivable                                                       --                    366
Investment trades receivable                                                        566,230                   --
                                                                            -------------------   -------------------
                 Total assets                                                    78,582,548            69,030,648
Accrued liabilities                                                                   2,253                 2,240
Investment trades payable                                                           197,443                   --
                                                                            -------------------   -------------------
                 Total liabilities                                                  199,696                 2,240
                                                                            -------------------   -------------------
                 Net assets available for benefits                          $    78,382,852            69,028,408
                                                                            ===================   ===================



     The changes in net assets of the master trust for the years ended December 31 are as follows:

                                                  2003              2002
                                           -----------------   ---------------
Contributions:
     Employee                              $     1,438,990         1,396,606
     Employer                                    1,093,725           781,499
     Rollover                                      111,373           546,801
Interest and dividends                             874,282           834,986
Change in fair value investments:
     Common stocks                               7,690,349       (24,084,646)
     Mutual funds                                5,478,648        (7,864,933)
Transfers from the Master Trust                        --           (673,767)
Benefits paid                                   (7,332,923)       (5,942,983)
                                           -----------------   ---------------
                 Net change                      9,354,444       (35,006,437)
Net assets available for benefits:
     Beginning of year                          69,028,408       104,034,845
                                           -----------------   ---------------
     End of year                           $    78,382,852        69,028,408
                                           =================   ===============


(4)  INVESTMENTS

     Investments of the master trust allocated to the Plan, which exceed 5% of the net assets available for benefits at December 31, 2003 and 2002, were as follows:

                                                   2003             2002
                                            -----------------   --------------
Janus Fund                                  $     1,988,472        1,573,346
Janus Twenty Fund                                       --           644,084
Invesco Stable Value Fund                        10,212,426       11,620,791
MFS Value Fund                                    1,737,869              --
Kansas City Southern common stock                 4,420,224        3,440,731
Growth Fund of America                            1,806,632        1,870,081
PIMCO Total Return Administrative Shares          2,441,845        2,209,279
Washington Mutual Investors Fund                  2,550,453        1,853,965
Other                                             8,652,417        6,931,480
                                            -----------------   --------------
                 Total                      $    33,810,338       30,143,757
                                            =================   ==============


(5)  PLAN AMENDMENT

     Effective May 2, 2002, the Plan changed its name from the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan to the Kansas City Southern 401(k) and Profit Sharing Plan.

     Effective April 1, 2002, the Plan was amended and restated and a new trustee, administrator, and custodian of the Plan were appointed. Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the previous custodian or as determined by a formal request by each participant. The conversion initiated a "black-out" period beginning March 15, 2002 and continued through April 22, 2002. During this period, funds could not be withdrawn from the Plan and investment elections could not be changed until the trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited.

(6)  PORTFOLIO RISK

     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)  INCOME TAX STATUS

     The Kansas City Southern 401(k) and Profit Sharing Plan received a favorable determination letter from the Internal Revenue Service, dated August 27, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The determination letter is applicable for amendments executed through April 29, 2003, with the exclusion of the amendment and restatement of the Plan effective April 1, 2002 and executed May 30, 2002.

     The plan administrator believes the Plan is currently designated and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in these financials.

                                                                      SCHEDULE 1

                              KANSAS CITY SOUTHERN
                         401(K) AND PROFIT SHARING PLAN
          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                                                                                FAIR
                    IDENTITY                                           DESCRIPTION                              VALUE
-------------------------------------------------   ---------------------------------------------------   -----------------
Common stock:
    *Kansas City Southern                           308,674.87 shares, with a fair value of                $    4,420,224
                                                      $14.32 per share
    Janus Capital Group                             987.91 shares, with a fair value of                            16,212
                                                      $16.41 per share
Common collective trust:
    Invesco Stable Value Fund                       10,212,426 shares, with a fair value of                    10,212,426
                                                      $1.00 per share
Mutual funds:
    AIM Small Cap Growth Fund                       37,886.11 shares, with a fair value of                        974,052
                                                      $25.71 per share
    EuroPacific Growth Fund                         54,998.60 shares with a fair value of                       1,661,508
                                                      $30.21 per share
    Franklin Balance Sheet Investment A             35,206.70 shares, with a fair value of                      1,674,783
       Fund                                           $47.57 per share
    Growth Fund of America                          73,619.89 shares, with a fair value of                      1,806,632
                                                      $24.54 per share
    ING International Value Fund                    79,450.89 shares, with a fair value of                      1,200,503
                                                      $15.11 per share
    Janus Fund                                      84,724.00 shares, with a fair value of                      1,988,472
                                                      $23.47 per share
    Janus Twenty Fund                               16,380.39 shares, with a fair value of                        592,479
                                                      $36.17 per share
    MFS Value Fund                                  85,440.95 shares, with a fair value of                      1,737,869
                                                      $20.34 per share
    Oppenheimer Quest Balanced Value                56,622.06 shares, with a fair value of                        926,903
       Fund                                           $16.37 per share
    PIMCO Renaissance Fund                          39,169.09 shares, with a fair value of                        909,115
                                                      $23.21 per share
    PIMCO Total Return Admin Shares                 227,996.75 shares, with a fair value of                     2,441,845
       Fund                                           $10.71 per share
    Scudder Equity 500 Index Fund                   5,578.02 shares, with a fair value of                         696,862
                                                      $124.93 per share
    Washington Mutual Investors Fund                88,618.94 shares, with a fair value of                      2,550,453
                                                      $28.78 per share
                                                                                                          -----------------
                Total investments                                                                          $   33,810,338
                                                                                                          =================
*Party-in-interest.
See accompanying report of independent registered public accounting firm.



                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      KANSAS CITY SOUTHERN 401(k)
                                      AND PROFIT SHARING PLAN



                                      By  /s/ Eric B. Freestone
                                          --------------------------------------
                                          Eric B. Freestone
                                          Title:  Vice President Human Resources



Dated July 1, 2004